UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

ICONIX BRAND GROUP INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

451055107

(CUSIP Number)

Cameron Olsen
Unit A, Brook Park East
Shirebrook
NG20 8RY
United Kingdom
+44 845 1299 289

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 1, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box:       ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451055107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sports Direct International plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER *
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER *
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,701,701*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%*
14	TYPE OF REPORTING PERSON CO

* Beneficial ownership is disclaimed for both Section 13(d) and Section 16(a) purposes as interests are economic interests held through contracts for differences, the terms of which do not confer voting rights or dispositive power.

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the undersigned on January 5, 2016 as amended by Amendment No. 1 thereto filed on January 13, 2016, Amendment No. 2 thereto filed on January 21, 2016, Amendment No. 3 thereto filed on August 11, 2016, Amendment No. 4 thereto filed on August 23, 2016, Amendment No. 5 thereto filed on November 15, 2016 and Amendment No. 6 thereto filed on January 17, 2017 (the “Schedule 13D”). This Amendment No. 7 amends the Schedule 13D as specifically set forth.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Person has an indirect economic interest in 5,701,701 Shares, representing an 10.16% economic interest in the Shares. Such interest is held through the CFDs with Monecor (London) Limited, trading as ETX Capital, (“ETX Capital”) listed in paragraph (c) of this Item 5.

(b) Pursuant to the CFDs, the Reporting Person does not have the power to vote or direct the vote, or power to dispose or direct the disposition, of any of the Shares and, accordingly, beneficial ownership is disclaimed pursuant to Rules 13d-4 and 16a-1(a)(4) for Section 13(d) and Section 16(a) purposes.

(c) The following table lists each of the purchases and sales by the Reporting Person of CFDs in respect of the Shares during the past 60 days. Each of these CFDs were entered into with ETX Capital and provide that the parties will exchange the difference in the value of the Shares at the time at which the contract is agreed and the time at which it is closed. There were no other transactions effected by the Reporting Person in the Shares or other indirect interests in the Shares during this period.

Date of transaction	Type of transaction	Number of Shares subject to the CFD	Price per Share at the time CFD agreed
03 January 2017	Sale	2,850	970.71
03 January 2017	Sale	28,472	970.71
03 January 2017	Sale	700	970.71
03 January 2017	Sale	780	970.71
03 January 2017	Sale	6,650	970.71
04 January 2017	Sale	70,953	1,017.52
05 January 2017	Purchase	3,250	937.81
06 January 2017	Purchase	21,848	938.34
06 January 2017	Purchase	250	937.00
09 January 2017	Purchase	20,137	934.85
10 January 2017	Sale	16,982	1,010.35
11 January 2017	Sale	3,155	1,011.78
11 January 2017	Sale	250	1,011.78
11 January 2017	Sale	21,848	1,011.78
11 January 2017	Sale	3,250	1,011.78
11 January 2017	Sale	6,243	1,011.78
12 January 2017	Sale	15,070	1,011.94
12 January 2017	Sale	71,050	1,011.94
13 January 2017	Sale	336,684	1,046.90
17 January 2017	Sale	88,565	1,066.89
18 January 2017	Sale	3,500	1,059.50
19 January 2017	Sale	4,520	1,063.11
23 January 2017	Sale	16,848	1,061.63
24 January 2017	Sale	71,850	1,066.03
25 January 2017	Sale	18,462	1,071.36
27 January 2017	Purchase	3,000	989.57
30 January 2017	Purchase	18,323	980.17
01 February 2017	Purchase	21,000	987.55
02 February 2017	Purchase	38,543	964.87
03 February 2017	Purchase	22,879	947.07
03 February 2017	Purchase	30,000	936.31
06 February 2017	Purchase	45,000	935.79
07 February 2017	Purchase	25,000	914.98
22 February 2017	Purchase	6,500	889.08
23 February 2017	Purchase	193,500	852.81
24 February 2017	Purchase	191,500	813.56
27 February 2017	Purchase	84,000	804.92
28 February 2017	Purchase	24,500	791.46
28 February 2017	Purchase	41,500	765.48
1 March 2017	Purchase	36,201	780.51
2 March 2017	Purchase	24,000	781.90

(d) Not known.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2017

Sports Direct International plc

By: Cameron Olsen
its Company Secretary

By:	/s/ Cameron Olsen
Name: Cameron Olsen
Title: Company Secretary